ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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July 9, 2021

Katherine Bagley

United States Securities & Exchange Commission

Division of Corporation

Office of Trade & Services

Washington DC 20549

Re:370 Markets LLC Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed April 26, 2021

File No. 024-11383

Dear Ms. Bagley:

Please accept this letter and refiling in response to the Commission’s correspondence to Gerome Sapp, CEO of 370 Markets LLC dated May 3, 2021.

Please update your financial statements pursuant to paragraphs (c) and (b)(3)(D) of Part F/S of Form 1-A.

Financial statements have been updated and filed with the latest filing.

Please file a legal opinion for the securities offered in Series Grammy

Legal opinion provided with the latest filing.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar